COLUMBIA FUNDS SERIES TRUST - SEMI-ANNUAL N-SAR REPORT FOR THE PERIOD ENDING 9/30/11

Columbia Asset Allocation Fund II
Columbia California Intermediate Municipal Bond Fund
Columbia Georgia Intermediate Municipal Bond Fund
Columbia LifeGoal Balanced Growth Portfolio
Columbia LifeGoal Growth Portfolio
Columbia LifeGoal Income and Growth Portfolio
Columbia LifeGoal Income Portfolio
Columbia Maryland Intermediate Municipal Bond Fund
Columbia Masters International Equity Portfolio
Columbia North Carolina Intermediate Municipal Bond Fund
Columbia Short Term Bond Fund
Columbia Short Term Municipal Bond Fund
Columbia South Carolina Intermediate Municipal Bond Fund
Columbia Virginia Intermediate Municipal Bond Fund
Corporate Bond Portfolio
Mortgage- and Asset-Backed Portfolio
(each a "Fund", collectively the "Funds")

ITEM 77D/77Q1(B) - POLICIES WITH RESPECT TO SECURITIES INVESTMENTS:

On September 22, 2011, a Form Type 497, accession number 0001193125-11-254242, which included a supplement dated September 22, 2011 to the registration statement of Columbia Funds Series Trust, on behalf of Columbia Masters International Equity Portfolio, was filed with the SEC. This is hereby incorporated by reference as part of the response to these Items 77D and 77Q1(b) of Form N-SAR. The supplement disclosed, effective September 26, 2011, among other things, the following revised strategy for the Fund:

Under normal circumstances, the Fund invests most of its assets in shares of mutual funds (Underlying Funds) managed by Columbia Management Investment Advisers, LLC, the Fund's investment adviser (the Adviser), or its affiliates (Columbia Funds).

The Adviser invests in Underlying Funds so that at least 80% of its net assets are invested indirectly through such Underlying Funds in equity securities (including common stocks and preferred stocks). The Underlying Funds, in turn, invest primarily in foreign equity securities of developed and emerging markets.

The Adviser will attempt to achieve the Fund's objective by investing directly in funds with regional specializations or with differing market cap concentrations within similar regions.

The Adviser can modify the list of Underlying Funds and percentage allocations, at any time, including by adding Underlying Funds introduced after the date of this prospectus. The initial list of Underlying Funds is as follows:

     -    Columbia Acorn International

     -    Columbia Emerging Markets Fund

     -    Columbia Pacific/Asia Fund

     -    Columbia European Equity Fund

The Fund may invest in Underlying Funds that invest in special situations such as companies involved in initial public offerings, tender offers, mergers and other corporate restructurings, and in companies involved in management changes or companies developing new technologies.

The Fund may invest in derivatives for both hedging and nonhedging purposes, including, for example, seeking to enhance returns or as a substitute for a position in an underlying asset. The Fund may invest in derivatives to manage the Fund's overall risk exposure.

The Fund may invest in forward foreign currency contracts with a gross notional value up to 100% of the Fund's net assets. The Fund does not actually take ownership of foreign currencies or sell actual foreign currencies. Rather, through forward currency contracts, the Fund gains economic exposure comparable to the exposure that it would have if it had bought or sold the currencies directly.

In investing in forward contracts, the Adviser utilizes a quantitative, proprietary model that uses various fundamental and technical factors, including current and historical data, to rank the anticipated value of several developed countries' currencies relative to the U.S. dollar. The Adviser will enter into long forward currency contracts for a limited number of the currencies that rank higher in the model, and the Fund will experience profits (losses) to the extent the value of the currency appreciates (depreciates) relative to the U.S. dollar. Conversely, the Adviser will enter into short forward currency contracts for a limited number of the currencies that rank lower in the model, and the Fund will experience profits (losses) to the extent the value of the currency depreciates (appreciates) relative to the U.S. dollar. The Adviser runs the model regularly and generally seeks to maintain long and short forward currency contracts under this model-driven strategy with approximately equal gross notional values.

The Adviser also uses forward contracts to manage the Fund's overall currency exposures. A forward contract is an agreement between two parties to buy or sell an asset at a specified future time at a price agreed today.

The Adviser may sell investments to adjust the allocation of the Fund's assets; if the Adviser believes that an investment is no longer a suitable investment, or that other investments are more attractive; to meet redemption requests; or for other reasons.

On July 29, 2011, a Form Type 485BPOS, accession number 0001193125-11-202673, an amendment to the registration statement of the Trust (the "Amendment") was filed with the SEC. These are hereby incorporated by reference as part of the response to these Items 77D and 77Q1(b) of Form N-SAR. The Amendment disclosed, among other things, changes to the principal strategies of the Columbia Masters International Equity Portfolio.